UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For December 7, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or "the Company")

Availability and posting of circular and further details in relation to the proposed acquisition of the Moab Khotsong operations

Johannesburg. Thursday 7 December 2017. Harmony advises that further to the announcement of the proposed acquisition of the Moab Khotsong operations, which incorporates the Great Noligwa underground mine and related infrastructure (the "Target Assets") on 19 October 2017, Harmony has made available to download on its website, www.harmony.co.za/investors, today, a circular to Harmony shareholders. The circular will be posted on or about Friday, 8 December 2017. Defined terms used but not defined in this announcement have the meaning set out in the circular.

The circular provides further information in relation to:
●
The acquisition of the underground mine Moab Khotsong, which incorporates the Great Noligwa underground mine and related infrastructure from AngloGold Ashanti Limited for a consideration of US$300 million in cash;
●
Proposed amendments to Harmony's memorandum of incorporation;
●
The specific authority for the issue of Ordinary Shares to the ESOP Trust to facilitate a Black Economic Empowerment transaction;
●
The specific authority for the issue of Preference Shares and Conversion Shares to the Harmony Community Trust to facilitate a Black Economic Empowerment transaction;
●
Salient details pertaining to the establishment of an empowerment partner equal to an equity interest of 3% in the Harmony SPV and funding related to this specific BEE transaction. No shareholder authorisation required; and
●
A potential capital raising to refinance the acquisition bridge facility.

Further information on Target Assets
By acquiring the Moab Khotsong underground mine, which incorporates the Great Noligwa underground mine and related infrastructure, Harmony believes it will significantly improve its overall operating cash flows, increase its average overall underground recovered grade and significantly grow its South African underground Mineral Resource base.

Harmony believes that there is the potential to increase the Moab Khotsong and Great Noligwa Mines’ Life of Mine (as understood in the context of the SAMREC Code) by mining additional high grade Isolated Blocks of Ground (IBGs), extraction of the high grade Great Noligwa shaft pillar, as well as optimising the current plant facilities to treat the Mispah Tailings Facilities. Harmony believes that there is also further optionality in the Zaaiplaats project.

Relating to the foregoing, the underground Mineral Reserves above infrastructure totalled approximately 1.7 million ounces at 8.8 g/t as at 31 December 2016, while the underground Mineral Resources above infrastructure at the Moab Khotsong and Great Noligwa mines as at 31 December 2016 were approximately 4.98 million ounces at 18.5 g/t.

a)
Moab Khotsong
Harmony believes that Moab Khotsong is a high quality, cash generating gold mine with well-invested and maintained infrastructure which can underpin near term cash flows and support the creation of value. Harmony's assessment of the value is broadly in-line with the preferred value of US$260 million recommended by the independent competent valuator as part of the Competent Persons Report.

b)
Great Noligwa
The Great Noligwa Mine, which has been placed on care and maintenance in recent years by AngloGold Ashanti has existing infrastructure utilised to service the Moab Khotsong mining operations. The Mineral Reserve of the Great Noligwa Mine is currently being extracted through the Moab Khotsong Mine.

Harmony has performed due diligence on Great Noligwa and believes that additional value can be extracted by mining additional high grade IBGs as well as the high grade shaft pillar.

Extraction of the shaft pillar is technically similar to what Harmony has successfully achieved at its Bambanani operation in or around the city of Welkom in the Free State, where since February 2010, Harmony has been able to extract 479 252 oz of gold at an average recovered grade of 9.89 g/t, and extend the Life of Mine (as understood in the context of the SAMREC Code) to 2022. Total project capital to mine the Bambanani shaft pillar was ZAR610 million.

Harmony believes that the extraction of the Great Noligwa shaft pillar will yield a similarly positive outcome. The technical nature of the mining is similar and Harmony has proven expertise in this area.

Further to the above and based on its experience in mining IBGs, Harmony believes that it will be able to extend the life of the Moab Khotsong and Great Noligwa Mines from 5 to at least 10 years subject to the outcome of the necessary studies after completion of the Acquisition.

Harmony estimates that the net present value from extracting the shaft pillar and mining the IBGs has the potential to be substantial, based on a set of macroeconomic, technical and operational assumptions consistent with Harmony’s customary planning assumptions.

Harmony’s internal assessment of the value of mining additional high grade IBGs as well as the high grade shaft pillar at Great Noligwa Mine is broadly in line with the valuation of the Moab Khotsong Mine.

c)
Mispah Tailings Retreatment
The Mispah 1 tailings facility specifically, contains a Mineral Resource of over 70 million tonnes of surface tailings with an average gold grade of 0.30 g/t. With the current installed plant excess capacity and the treatment and processing of waste rock nearing the end of its life, Harmony believes that there is considerable scope to convert these facilities to a surface tailings re-treatment operation, similar to those currently operated by Harmony at the Phoenix plant and the Central plant operations situated in or around the city of Welkom in the Free State.

Harmony believes that optimisation of current plant facilities would have minimal capital requirements and low technical risk, and would create a relatively low cost, long life operation.

The necessary studies, including obtaining the necessary permissions, still have to be completed to ensure value can be unlocked after completion of the Acquisition. Harmony estimates a potential net present value of approximately US$20-40 million based on its prior experience of developing similar plants and on a set of macroeconomic, technical and operational assumptions that are consistent with its customary planning assumptions.

d)
Zaaiplaats project
The Zaaiplaats project is potentially an extension of the Moab Khotsong Mine which contained a Mineral Resource base of 6.8 Moz with an average gold grade of 17.2 g/t as at 31 December 2016. It is currently in pre-feasibility stage and Harmony will assess its attractiveness after completion of the Acquisition. Zaaiplaats is expected to provide Harmony with optionality, particularly in a rising Rand gold price environment. Harmony has attributed no value to Zaaiplaats. It is currently viewed as a potential future expansion opportunity.
Further studies will be conducted, after completion of the Acquisition and the appropriate decision will be made subject to the outcome of those studies.

e)
Synergies
Through its analysis and due diligence investigation, and in applying the “Harmony Operational Excellence and Operating Model” to Moab Khotsong Mine's operations, Harmony believes that it will be able to realise substantial cost savings. These are reflected in its operating model and valuation.

Harmony believes that the main source of these cost savings will be through a reduction in central support services costs allocated to the Mine i.e. incorporating the Moab Khotsong Mine into its existing centralised management structures and support services. Alongside these savings, Harmony has also identified certain procurement and metallurgy-related savings which it believes can be achieved.

In estimating these cost opportunities, Harmony has been cognisant of the environment in which it operates and its social responsibilities and these factors have been factored into Harmony's estimates.

f)
Conclusion
Harmony believes the Acquisition is value accretive and will enhance its position as a higher-grade producer and cash-generative gold mining company. Harmony anticipates that the Acquisition will boost Harmony's operational cash flows by more than 60%, and increase its average overall underground recovered grade by 11% and grow its South African underground Mineral Resource base by 38%, in each case as compared to performance in FY17.

Furthermore, Harmony’s assessment of value of the Target Operations is based on what Harmony believes is a conservative set of macroeconomic, technical and operational assumptions that are consistent with its customary planning assumptions indicates significant upside to the Purchase Price.

1.
Notice of General Meeting

Notice is hereby given to the Shareholders that a General Meeting of the Shareholders will be held at the Hilton Hotel, 138 Rivonia Road, Sandton, Johannesburg, South Africa at 11:00 (South African Standard Time) on Thursday, 01 February 2018.

2.
Salient dates and times

Posting Record Date to be eligible to receive the Circular and Notice of General Meeting	Friday, 01 December 2017
Posting Circular to Shareholders	Friday, 08 December 2017
Last Day to Trade in order to be eligible to participate and vote at the General Meeting	Tuesday, 23 January 2018
Voting Record Date to participate in and vote at the General Meeting	Friday, 26 January 2018
Last Day and time to give notice to Transfer Secretaries to participate in the General Meeting electronically by 11:00 on	Monday, 29 January 2018
Last day and time to lodge Forms of Proxy with the Transfer Secretaries, by 11:00 on	Tuesday, 30 January 2018
General Meeting of Shareholders at 11:00 on	Thursday, 01 February 2018
Results of General Meeting released on SENS	Thursday, 01 February 2018

Notes:
(1) All dates and times above are South African local times unless otherwise stated.
(2) The above dates and times are subject to amendments. Any such material amendment will be released on SENS and published in the South African press.

07 December 2017
Transaction sponsor: UBS
JSE Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
South African Legal Advisor: Bowmans

For more details contact:
Lauren Fourie
Investor Relations Manager
+27 (0) 71 607 1498 (mobile)
or
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Disclaimers
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. This announcement is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities of Harmony. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act.

The financial information of the Target Assets disclosed in this announcement has been extracted from the historical combined financial information of the Target Assets, which historical combined financial information had been derived from the consolidated financial statements of AngloGold Ashanti using the historical results of operations, assets and liabilities attributable to the Target Assets. Having relied on the fact that the historical combined financial information of the Target Assets has been derived from the consolidated financial statements of AngloGold Ashanti, that are free from material misstatement, whether due to fraud or error, and that AngloGold Ashanti’s directors were responsible for the compilation of AngloGold Ashanti’s consolidated financial statements and the internal controls as they determined is necessary to enable the preparation and presentation of their consolidated interim financial statements, Harmony is satisfied as to the quality of the historical combined financial information of the Target Assets.

The reserves and resources information disclosed in relation to the Target Assets have been extracted from the Mineral Resources and Ore Reserve Report for 2016 of AngloGold Ashanti. The report states that VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, an employee of AngloGold Ashanti, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Person have fulfilled his responsibilities and has consented to the information to be included in the announcement and for his name to be disclosed in this announcement.

Forward looking statements
Certain statements included in this announcement, as well as oral statements that may be made by Harmony, or by officers, directors or employees acting on its behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-looking statements are preceded by, followed by or include the words “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to”, “confident” or similar phrases.

These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Harmony, that could cause Harmony’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, Harmony’s ability to complete the Transaction, Harmony’s ability to successfully integrate the acquired assets with its existing operations, Harmony’s ability to achieve anticipated efficiencies and other cost savings in connection with the Transaction, Harmony’s ability to increase production, the success of exploration and development activities and other risks. Harmony undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in Harmony’s expectations with regard thereto.

This release includes mineral reserves and resources information prepared in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves.

Although Harmony believes that the expectations reflected in any such forward-looking statements (or this announcement) relating to the Transaction are reasonable, the information has not been reviewed or reported on by the reporting accountants and auditors and no assurance can be given by Harmony that such expectations will prove to be correct. Harmony does not undertake any obligation to publicly update or revise any of the information given in this announcement that may be deemed to be forward-looking.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 7, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director